EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

July 22, 2014

Mr. Joel Parker
Accounting Branch
Chief Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

UHF Incorporated
Item 4.01 Form 8-K
Filed July 7, 2014
File No. 000-49729

Dear Mr. Parker:

On behalf of UHF Incorporated, a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated July 15, 2014 on the Company’s Form 8-K filed on July 7, 2014.  Contemporaneously herewith the Company has filed an amendment to the Form 8-K (the “Amendment”) in response to the staff’s letter of comment and a letter acknowledging responsibility for its filings under the Securities Exchange Act.

Our response below has been numbered to correspond to the Staff’s comments.

 Item 4.01 Changes in Registrant’s Certifying Accountant

1. Please confirm that you will amend this Item 4.01 Form 8-K to comply with the disclosure requirements for Item 304 of Regulation S-K for the termination of the engagement with Louis Plug & Co. LLP and the engagement of the Company’s new independent registered public accountant.

Response: The Amendment includes the disclosures required by Item 304 of Regulation S-K for the termination of the engagement with Louis Plug & Co. LLP and the engagement of the Company’s new independent registered public accountant.

2. Also upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, Louis Plug & Co., LLP, addressing the revised Form 8-K disclosures, as required by Item 304(a)(3) of Regulation S-K.

Response:   The Company has filed as Exhibit 16.1 to the Amendment,  the required letter from Louis Plug & Co., LLP, addressing the revised Form 8-K disclosures, as required by Item 304(a)(3) of Regulation S-K.

             Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours, /s/ Vincent J. McGill

cc: Christine Allen Torney, Staff Accountant